Joseph J. Wolk
Executive Vice President
Chief Financial Officer

Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08893
May 4, 2021
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

Re:	Johnson & Johnson
Form 10-K for the Fiscal Year Ended January 3, 2021
Filed February 22, 2021
File No. 001-03215

Dear Ms. Ignat and Ms. Connell:

Johnson & Johnson (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 27, 2021, with respect to Johnson & Johnson’s Form 10-K filed with the Commission on February 22, 2021 (the “Form 10-K”).

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 with respect to portions of the Company’s response that have been redacted from the version of this letter filed via EDGAR and marked by bracketed asterisks (“[***]”).  An unredacted version of this letter is being provided to the Commission under separate cover along with the request for confidential treatment.

Set forth below is the heading and text of the comment followed by our response:

Form 10-K for the Fiscal Year Ended January 3, 2021

Management’s Discussion and Analysis of Results of Operations and Financial Condition
Results of Operations
Research and Development Expense, page 27

1.
You disclose that one of the drivers of your increase in research and development expense during 2020 was portfolio progression including the COVID-19 vaccine in the Pharmaceutical business, net of government reimbursement. Please tell us your consideration of disclosing material agreements entered into with U.S. and other governments for the development and distribution of your COVID-19 vaccine, the significant terms of such agreements and how related amounts have been recognized in your financial statements. In this regard, we note in August 2020 you announced an agreement with the Biomedical Advanced Research and Development Authority (BARDA) whereby

BARDA committed over $1 billion in funding in exchange for the development and delivery of 100 million doses of the vaccine in the U.S.  You also announced that this vaccine would be provided at a global non-for-profit basis for emergency pandemic use.

Response:  In response to the Staff’s comment, we respectfully provide the following information:

The Company considers both quantitative and qualitative factors when assessing all material agreements and determining disclosure requirements.  Consistent with the application of these factors we determined the above-referenced agreement with BARDA is not material and our disclosures are adequate as further outlined below.

In March 2020, the Company announced a cost-sharing agreement with BARDA (“the Agreement”) of up to $1 billion.  The Agreement stipulates that the Company and BARDA each bear a percentage of qualifying costs incurred by the Company associated with the research, development and clinical testing of its COVID-19 vaccine candidate for emergency pandemic use. The Agreement provides reimbursement up to $1 billion from BARDA for qualifying costs, once approved, over a six-year period from 2020 through 2025.  Similar cost-share arrangements are common in the biopharmaceutical industry.

The Company incurred total research and development expenses associated with the development of a COVID-19 vaccine for emergency pandemic use of approximately [***] in fiscal 2020.  Under the Agreement, the Company recognized approximately [***] as a reduction of research and development expense in fiscal 2020, in accordance with the guidance in ASC 730-20 Research and Development, which reduced the Company’s COVID-19 vaccine research and development expenses to approximately [***] on a net basis.   The [***] expense was one of several components of the Company’s year over year increase in total research and development expenses from $11.4 billion in fiscal 2019 to $12.2 billion in fiscal 2020.

As is customary practice, the Company considered the quantitative and qualitative elements of agreements with the U.S. and other governments for the development, purchase, and distribution of its COVID-19 vaccine as part of its disclosure assessment.  The [***] of cost reimbursements from BARDA relating to fiscal 2020 for cost-sharing of the COVID-19 vaccine represents approximately [***] of the Company’s total research and development expense of $12.2 billion and less than [***] of total operating expenses in fiscal 2020.  Neither the quantitative impact nor the nature of the Agreement was deemed material based upon the Company’s reporting thresholds and disclosure review processes.  In addition, the contractual period of the Agreement is over multiple years and not expected to be material in any period covered by the Agreement.

Separately and distinctly from the Agreement, the Company has entered into advanced purchase agreements with governments and government related organizations around the world for its COVID-19 vaccine and has committed to a not-for profit price for emergency pandemic use.  In relation to the Agreement and costs incurred in fiscal 2020, the net [***] of COVID-19 vaccine research and development costs are included in the Company’s determination of its not-for-profit price.  There was no revenue recognized by the Company in fiscal 2020 related to its COVID-19 vaccine.

Please do not hesitate to contact us with any questions or comments you may have.

Sincerely,
/s/ Joseph J. Wolk
EVP & Chief Financial Officer
(732) 524-1142

Copy:	Michael Ullmann, EVP and General Counsel
Robert Decker, VP Corporate Controller and Chief Accounting Officer

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